SILVERLEAF RESORTS, INC.
1221 River Bend Drive, Suite 120
Dallas, Texas 75247
Phone: (214) 631-1166
Fax: (214) 631-4981

January 14, 2011

VIA EDGAR TRANSMISSION

Ms. Jessica Barberich
Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Silverleaf Resorts, Inc. (the "Registrant")
Form 10-K for the fiscal year ended December 31, 2009
Filed March 8, 2010
File No. 001-13003

Dear Ms. Barberich:

In response to your comment letter dated December 16, 2010, which we received via fax on December 16, 2010, the Registrant has responded to your comment below. To assist with your review we have restated your comment followed by the Registrant's response.

Form 10-K for the year ended December 31, 2009

Notes to Consolidated Financial Statements, page F-7

Note 1. Nature of Business, page F-7

1.
We note your response to comment 3 from your letter dated October 22, 2010. Please note that an entity need not possess all of the characteristics outlined in ASC 958-10-20 to qualify as a not-for-profit. We also note that there has been no substantive change in the structure of the Clubs since your prior analysis which indicated that the Clubs are not-for-profit entities. Since the Clubs possess at least the majority of the characteristics in ASC 958-10-20, we believe that the Clubs are not-for-profit entities and thus, in accordance with ASC 810-10-15-17, are not subject to the Variable Interest Entity guidance. Furthermore, based on your ability to control, the Clubs should be consolidated under the voting interest model as outlined in ASC 810-10-15-8.

Ms. Jessica Barberich
January 14, 2011

RESPONSE:

Based on your last letter we have continued to analyze the Consolidation topic in ASC 810 under the Securities and Exchange Commission staff's conclusion that the Clubs are not-for-profit entities and thus, in accordance with ASC 810-10-15-17, are not subject to the Variable Interest Entity guidance.

ASC 810-10-15-3 describes three groups of Subsections which govern the application of the Consolidation Topic in ASC 810. These groups of Subsections are:

(a)	the VIE Subsections;

(b)	the General Subsections; and

(c)	the Subsections dealing with the Consolidation of Entities Controlled by Contract.

As noted previously, the VIE Subsections are not applicable. The next step in the consolidation analysis is to examine the provisions of the General Subsections. In this regard, ASC 810-10-15-10 subparts (a) through (e) establish how reporting entities that are not in the scope of the VIE Subsections are to apply consolidation guidance.

ASC 810-10-15-10 subpart (a) is not applicable to the Registrant because:

(a)
the Clubs (collectively, Silverleaf Club, Orlando Breeze Resort Club ("OBRC"), and the local clubs at each of our individual resorts) are not majority owned subsidiaries of the Registrant (in fact the Registrant has no ownership interest of any type in the Clubs). Silverleaf Club is a non-member club with no actual owners. OBRC is a membership club with the timeshare owners being the only members. And

(b)
the timeshare owners are the pecuniary beneficiaries of the Clubs. The assets of the Clubs are held for the benefit of the timeshare owners, either by virtue of the timeshare owners being part of the Silverleaf Club system or members of OBRC.

ASC 810-10-15-10 subparts (b), (c) and (e) are also not applicable to the Registrant because those sections relate exclusively to limited partnerships, R&D development arrangements, and rabbi trusts, respectively.

However, ASC 810-10-15-10, subpart (d) does apply to the Registrant, because whatever control rights we hold with regard to the Clubs are purely contractual in nature and not the result of any investment or ownership voting right in the Clubs. Subpart (d) provides that the Consolidation of Entities Controlled by Contract Subsections shall be applied to determine whether a “contractual management relationship” such as ours represents a “controlling financial interest” in the Clubs. Because the Registrant has not made an “investment” in the Clubs, as contemplated by ASC 810-10-15-3(b), and because the provisions of ASC 810-10-15-10(d) explicitly require the application of the Consolidation of Entities Controlled by Contract Subsections to determine whether a contractual management relationship represents a controlling financial interest, we have concluded that the provisions of the General Subsections direct the Registrant to apply the guidance in the Consolidation of Entities Controlled by Contract Subsections to determine whether the relationship between the Registrant and the Clubs constitutes a controlling financial interest.

Ms. Jessica Barberich
January 14, 2011

In applying the guidance contained in ASC 810-10-15-18 through ASC 810-10-15-22, as well as the further guidance contained in ASC 810-10-25-63 through ASC 810-10-25-79, we analyzed the facts and circumstances outlined in the agreements that underlie the relationship between the Registrant and the Clubs, with specific emphasis on determining whether a controlling financial interest in the Clubs exists that would meet the six requirements contained in ASC 810-10-15-22, all of which would have to be met in order for the Registrant to be deemed to have a controlling financial interest in the Clubs. We have concluded that the second requirement under the subheading “c. Financial Interest” under ASC 810-10-15-22 is not met because the Registrant does not have a significant financial interest in the Clubs that meets the criteria established by this requirement for the following reasons:

•
The members of the governing boards of the Clubs have no financial interest in the Clubs, with the exception of the two members of the governing boards who are timeshare owner / members. The duties of the members of the governing boards are fiduciary in nature and are provided strictly for the benefit of the timeshare owner / members. Furthermore, the members of the governing boards are not responsible to generate profit but instead are responsible for the operation and maintenance of the resorts for the benefit of the timeshare owner / members.

•
The Registrant would never receive any liquidation or asset sale proceeds from any of the Clubs at the individual resorts or for that matter from the liquidation or asset sale proceeds of Silverleaf Club. In the event of any sale of Club assets or any Club liquidation or dissolution, all proceeds would be received by the members / owners of the vacation ownership interests or in some cases, by another not-for-profit entity or charity, unaffiliated with the Registrant. In this light, we note paragraph 810-10-15-22(c)(2) indicates a management contract must convey “the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in…” the related entity, which is not the case here.

•
In contrast to the nominee shareholder situations described in paragraphs 810-10-25-74 and 25-75, the consolidation-by-contract model does not establish a presumption of a significant financial interest in this case as we do not have a nominee shareholder that owns a majority of the outstanding voting equity instruments. In order for our financial interest to lead to consolidation it would have to “be economically similar to the right a shareholder normally would possess. For purposes of the second financial interest requirement, that change in fair value is viewed as consisting of both (emphasis added) of the following components: (a) the portion of the change that manifests itself as current operating results, and (b) the remainder, which is the portion of the change that manifests itself only upon sale or liquidation of the physician practice” (paragraph 810-10-25-76). The elements described in (a) and (b) are discussed below.

•
With regard to the Registrant's contractual management relationship with the Clubs, the Registrant has no right to share in the current operating results within the meaning of component (a). Rather, it only has the right to earn a reasonable management fee, which is not economically similar to the rights of a shareholder. Under Texas law, the Registrant's ability to appoint the majority of the members of the governing bodies of the Clubs imposes fiduciary duties on the members of the governing bodies with respect to the timeshare owners. As a result of this fiduciary relationship and the relationship of the members of the governing bodies to the Registrant, the governing bodies of the Clubs would be prohibited from approving more than reasonable compensation for management services actually rendered by Registrant. Therefore, any management agreement that provided more

Ms. Jessica Barberich
January 14, 2011

than reasonable compensation would be voidable. The Registrant also has no rights to the remainder from a sale or liquidation described in component (b).

•
Further, paragraph 810-10-25-78 states the “required significant level of financial interest of the physician practice management entity in the physician practice is intentionally not further prescribed. This is meant to convey that what is significant must be determined in the context of the facts and circumstances.” In this light, we note the fee structure under the management agreement is equal to the lesser of (i) a percentage of revenues or (ii) the excess, if any, of the Clubs' revenue less certain specified operating expenditures. Therefore, by design, this structure does not function as an impediment to the Clubs' ability to cover their operating expenditures. Instead, the Registrant is only entitled to a residual amount, if any (operating expenditures may equal or exceed membership dues, i.e., revenues). We believe all of the above facts and circumstances strongly indicate our financial interest is not “significant,” as contemplated in paragraph 810-10-25-78. Furthermore, the management fees we charge are consistent with the market standard for third-party management contracts in the industry, and have historically been approximately 5% or less of the Clubs' gross revenue.

Except for the contractual management fees paid to the Registrant (which were $3.1 million in 2008 and $3.7 million in 2009), all of the dues income and other income of the Clubs (which were $63.8 million in 2008 and $66.4 million in 2009) inures exclusively to the benefit of the members of the Clubs at each of our Resorts. Our shareholders have no financial interest whatsoever in these Club revenues except for the contractual management fees. The dues income pays for such operational essentials as building maintenance and refurbishment, housekeeping, landscaping, security, maintenance and operation of swimming pools, golf courses, health clubs, and restaurants, as well as property and liability insurance. Similarly, our shareholders have no financial interest in the gross Club assets (which were $26.4 million at December 31, 2009) or the net Club assets (which were $5.7 million at December 31, 2009). The substance (emphasis added) is that the assets of the Clubs and their annual income from dues and other sources benefit only the member/timeshare owners at each of the resorts and not the Registrant or our shareholders. The assets of the Clubs, including all the furnishings of individual timeshare units, maintain the value of each of our member's investment in their respective timeshare interest. It is our 100,000+ members who have a significant financial interest in the Clubs, not the Registrant…or our shareholders.

In considering the authoritative accounting literature cited herein, we have analyzed all the facts and circumstances related to our particular contractual management relationship and in our judgment consolidation is not appropriate or required under the literature. We request that the staff reconsider its view that the financial statements of the Registrant and the Clubs should be consolidated. We also request, and would appreciate, the opportunity to review with you over the phone our analysis of the relevant guidance contained in this letter at your earliest opportunity, and to respond to any of your questions. I will be calling you early next week to inquire as to a mutually convenient time for such a telephone conference.

If the staff is not persuaded by this letter and our subsequent phone conversation, we will respectfully request to elevate this issue to the Office of Chief Accountant for reconsideration of the staff's conclusion.

Ms. Jessica Barberich
January 14, 2011

In connection with the above responses to your comments, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant also understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the Registrant's filings or responses to your comments on the Registrant's filings.

Please do not hesitate to contact the undersigned if I can supply you with any further information concerning these or any further comment you may have.

Very truly yours,

Silverleaf Resorts, Inc.

By: /s/ HARRY J. WHITE, JR.
Harry J. White, Jr.
Chief Financial Officer

cc:       Kristi Marrone, Staff Accountant
Mr. Richard Budd, Silverleaf Audit Committee Chair